JinkoSolar Resumes Production at its Haining Facility

SHANGHAI, October 11, 2011 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast growing, vertically integrated solar power product manufacturer in China, today announced that it has resumed production at  its facility in Haining City in Zhejiang Province, China.

The Haining facility, one of two JinkoSolar production facilities, suspended production on September 17, 2011, after an accident involving suspected leakage of fluoride from a waste storage warehouse into a nearby small water channel due to extreme and unforeseen weather conditions.

The Company has taken all the steps recommended by one of the top environmental engineering firms that is licensed by the Chinese government (“Licensed Engineers”).  These few steps complemented the measures that the Company had already taken to upgrade its environmental protection practices immediately after the discovery that some amount of fluoride might have accidentally leaked into a small water channel behind its solid waste storage facility at the end of August 2011.

“While we have always been fully committed to environmental safety and social responsibility, we understand from this accident that we always need to think about extreme and unforeseen circumstances and generally enhance our risk management practices” commented Mr. Li Xiande, Chairman of JinkoSolar. “We will apply the lessons we have learned in all our production facilities for the benefit of the environment, the community and all our stakeholders.”

“We are expanding our outreach to the communities surrounding our production facilities. We have proposed regular meetings with Hongxiao Village officials to discuss issues of mutual interest,” said Mr. Chen Kangping, Chief Executive Officer. “Additionally, we are finalizing our selection of an international environment, health and safety [EHS] company to perform a full scale audit of all our facilities. The management team decided to take this additional step as a testimony to the high international standards that we hold ourselves to. We believe that enhancing environmental performance and improving relationships with nearby communities will lead to increased shareholder value.”

On September 28, 2011, a committee of experts (“Experts Committee”) established by the Haining government approved a set of recommendations developed by the Licensed Engineers with the assistance of the Company and the Haining government to be implemented by the Company.

On October 6, 2011, the Experts Committee, the Environmental Bureau of the Haining government and representatives of Hongxiao Village, reviewed the steps taken by the Company based on the recommendations of the Experts Committee and provided their comments to JinkoSolar’s management.

On October 9, 2011, the Experts Committee notified the Company that it was satisfied with the steps taken by the Company.

The Company is waiting for a response from Hongxiao Village on its proposal for a regular schedule of meetings with village officials. The Company is deeply committed to going beyond symbolism to establish a greater understanding of how JinkoSolar and Hongxiao Village can better coexist and how the village can benefit from JinkoSolar’s growth.

The Company prides itself on producing extremely high quality solar modules that have been deployed around the world to produce clean energy for many years to come.  Since it started operations, it has met or exceeded all requirements for ISO 14001 certification and its factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but to also minimize the environmental impact. As a member of the PV Cycle Association and a recipient of the Cleantech Driver Award from the Deutsche Cleantech Institut, JinkoSolar remains steadfast in its dedication to ensuring that its operations are held to high standards and adhere to environmental policies.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of 1.1 GW each for silicon ingots, wafers, solar cells and solar modules as of June 30, 2011, and plans to expand its annual capacity to 1.5GW each for silicon wafers, solar cells and solar modules by end of 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011 and September 2, 2011. All information provided in this press release is as of October 11, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Longgen Zhang
JinkoSolar Holding Co., Ltd.
Tel: +86 21 6106 4018
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86 10 5826 4939
Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker
Christensen
Tel: +1 480 614 3003
Email: jbloker@christensenIR.com